SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549
                        _________________

                          SCHEDULE 13D

                         (Rule 13d-101)

 Information to be Included in Statements Filed Pursuant to Rule
 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
            Under the Securities Exchange Act of 1934
                       (Amendment No. 10)1

                      QUALITY DINING, INC.
                        (Name of Issuer)

                   COMMON STOCK, NO PAR VALUE
                 (Title of Class of Securities)

                           74756P 10 5
                         (CUSIP Number)

                      DANIEL B. FITZPATRICK
                      QUALITY DINING, INC.
                    4220 EDISON LAKES PARKWAY
                    MISHAWAKA, INDIANA 46545
                    TELEPHONE: (574) 271-4600
                    FACSIMILE: (574) 243-4377
          (Name, address and telephone number of person
        authorized to receive notices and communications)

                        October 12, 2004
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
   13G to report the acquisition which is the subject of this
 Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
 See Rule 13d-7 for other parties to whom copies are to be sent.

_______________________________
1 This Statement is a joint filing and constitutes Amendment No.
10 to the Schedule 13D of Daniel B. Fitzpatrick, and Amendment
No. 1 to the Schedule 13D of Gerald O. Fitzpatrick, James K.
Fitzpatrick, Ezra H. Friedlander and John C. Firth.









CUSIP No.  74756P 10 5

 (1)		NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Daniel B. Fitzpatrick
------------------------------------------------------------------------
(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a)[X]
                                                  (b)[   ]
------------------------------------------------------------------------
(3)		SEC USE ONLY
------------------------------------------------------------------------
(4)		SOURCE OF FUNDS
		BK, PF, OO
------------------------------------------------------------------------
(5)		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
		REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[  ]
------------------------------------------------------------------------
(6)		CITIZENSHIP OR PLACE OF ORGANIZATION
		United States
------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH
(7)		SOLE VOTING POWER        	3,952,273*
(8)		SHARED VOTING POWER           	-0-
(9)		SOLE DISPOSITIVE POWER        	3,952,273*
(10)		SHARED DISPOSITIVE POWER	-0-
------------------------------------------------------------------------
(11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		3,952,273*
------------------------------------------------------------------------
(12)		CHECK BOX IF THE AGGREGATE AMOUNT
		IN ROW (11) EXCLUDES CERTAIN SHARES [X]
------------------------------------------------------------------------
(13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		33.5%
------------------------------------------------------------------------
(14)		TYPE OF REPORTING PERSON
		IN
------------------------------------------------------------------------
* Includes presently exercisable stock options to purchase 23,200 shares.





CUSIP No.  74756P 10 5
------------------------------------------------------------------------
(1)		NAME OF REPORTING PERSON
		S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
		Gerald O. Fitzpatrick
------------------------------------------------------------------------
(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a)[X]
                                                  (b)[   ]
------------------------------------------------------------------------
(3)		SEC USE ONLY
------------------------------------------------------------------------
(4)		SOURCE OF FUNDS
		BK, PF, OO
------------------------------------------------------------------------
(5)		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
		REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[  ]
------------------------------------------------------------------------
(6)		CITIZENSHIP OR PLACE OF ORGANIZATION
		United States
------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH
(7)		SOLE VOTING POWER        		281,908*
(8)		SHARED VOTING POWER           		-0-
(9)		SOLE DISPOSITIVE POWER        		281,908*
(10)		SHARED DISPOSITIVE POWER       	-0-
------------------------------------------------------------------------
(11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		281,908*
------------------------------------------------------------------------
(12)		CHECK BOX IF THE AGGREGATE AMOUNT
		IN ROW (11) EXCLUDES CERTAIN SHARES [X]
------------------------------------------------------------------------
(13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		2.4%
------------------------------------------------------------------------
(14)		TYPE OF REPORTING PERSON
		IN
------------------------------------------------------------------------
     *  Includes presently exercisable stock options to purchase 48,162 shares.




CUSIP No.  74756P 10 5
------------------------------------------------------------------------
(1)		NAME OF REPORTING PERSON
		S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
		James K. Fitzpatrick
------------------------------------------------------------------------
(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a)[X]
                                                  (b)[   ]
------------------------------------------------------------------------
(3)		SEC USE ONLY
------------------------------------------------------------------------
(4)		SOURCE OF FUNDS
		BK, PF, OO
------------------------------------------------------------------------
(5)		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
		REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[  ]
------------------------------------------------------------------------
(6)		CITIZENSHIP OR PLACE OF ORGANIZATION
		United States
------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH
(7)		SOLE VOTING POWER        		396,349*
(8)		SHARED VOTING POWER           		-0-
(9)		SOLE DISPOSITIVE POWER        		396,349*
(10)		SHARED DISPOSITIVE POWER       	-0-
------------------------------------------------------------------------
(11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		396,349*
------------------------------------------------------------------------
(12)		CHECK BOX IF THE AGGREGATE AMOUNT
		IN ROW (11) EXCLUDES CERTAIN SHARES [X]
------------------------------------------------------------------------
(13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		3.4%
------------------------------------------------------------------------
(14)		TYPE OF REPORTING PERSON
		IN
------------------------------------------------------------------------
     *  Includes presently exercisable stock options to purchase 48,904 shares.


CUSIP No.  74756P 10 5
------------------------------------------------------------------------
(1)		NAME OF REPORTING PERSON
		S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
		Ezra H. Friedlander
------------------------------------------------------------------------
(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a)[X]
                                                  (b)[   ]
------------------------------------------------------------------------
(3)		SEC USE ONLY
------------------------------------------------------------------------
(4)		SOURCE OF FUNDS
		BK, PF, OO
------------------------------------------------------------------------
(5)		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
		REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[  ]
------------------------------------------------------------------------
(6)		CITIZENSHIP OR PLACE OF ORGANIZATION
		United States
------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH
(7)		SOLE VOTING POWER        		517,131*
(8)		SHARED VOTING POWER           		-0-
(9)		SOLE DISPOSITIVE POWER        		517,131*
(10)		SHARED DISPOSITIVE POWER       	-0-
------------------------------------------------------------------------
(11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		517,131*
------------------------------------------------------------------------
(12)		CHECK BOX IF THE AGGREGATE AMOUNT
		IN ROW (11) EXCLUDES CERTAIN SHARES [X]
------------------------------------------------------------------------
(13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		4.4%
------------------------------------------------------------------------
(14)		TYPE OF REPORTING PERSON
		IN
------------------------------------------------------------------------
     *  Includes presently exercisable stock options to purchase 20,000 shares.


CUSIP No.  74756P 10 5
------------------------------------------------------------------------
(1)		NAME OF REPORTING PERSON
		S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
		John C. Firth
------------------------------------------------------------------------
(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a)[X]
                                                  (b)[   ]
------------------------------------------------------------------------
(3)		SEC USE ONLY
------------------------------------------------------------------------
(4)		SOURCE OF FUNDS
		BK, PF, OO
------------------------------------------------------------------------
(5)		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
		REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[  ]
------------------------------------------------------------------------
(6)		CITIZENSHIP OR PLACE OF ORGANIZATION
		United States
------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH
(7)		SOLE VOTING POWER        		250,092*
(8)		SHARED VOTING POWER           		-0-
(9)		SOLE DISPOSITIVE POWER        		250,092*
(10)		SHARED DISPOSITIVE POWER       	-0-
------------------------------------------------------------------------
(11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		250,092*
------------------------------------------------------------------------
(12)		CHECK BOX IF THE AGGREGATE AMOUNT
		IN ROW (11) EXCLUDES CERTAIN SHARES [X]
------------------------------------------------------------------------
(13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		2.1%
------------------------------------------------------------------------
(14)		TYPE OF REPORTING PERSON
		IN
------------------------------------------------------------------------
     *  Includes presently exercisable stock options to purchase 75,736 shares.





ITEM 4.   PURPOSE OF TRANSACTION.

     On October 13, 2004, the Company announced that a special committee of independent directors of the Company approved in principle, by a vote of three to one, a proposed transaction pursuant to which the Shareholder Group will acquire all of the outstanding shares of Common Stock owned by the public shareholders. Under the terms of the proposed transaction, the public holders of the outstanding shares of Common Stock would receive $3.20 per share in cash in exchange for each of their shares. This represents a $.45 increase from the offer first made by the Shareholder Group on June 15, 2004. The purchase would take the form of a merger of an entity newly-formed by the Shareholder Group into the Company, with the Company surviving as a privately held corporation whose shares would no longer be traded on NASDAQ or registered with the Securities and Exchange Commission.

     The agreement in principle is subject to the negotiation and approval by the special committee and the full Board of a definitive merger agreement and to the receipt of a fairness opinion from the special committee's financial advisor. Consummation of the merger would be subject to customary conditions, including the Shareholder
Group obtaining the necessary financing for the merger, the refinancing of the Company's outstanding bank debt, the approval of the Company's franchisors, and the approval of the transaction by the Company's shareholders. The
Shareholder Group has agreed to vote its shares of Common
Stock in the same proportion as the Company's public shareholders vote their shares at a shareholders meeting called to approve the merger. If the shareholders do not approve the transaction, the merger agreement will provide for the Company to reimburse the Shareholder Group for its reasonable out-of-pocket expenses in connection with the transaction.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
           WITH RESPECT TO SECURITIES OF THE ISSUER

See Item 4 above for a description of the agreement in principle between the Shareholder Group and the special committee of the Board.







ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.    	Title
-----------       -------------------------------------------------
1.	            Press Release of the Company dated October 13, 2004.



SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 13, 2004



/s/ Daniel B. Fitzpatrick
--------------------------
Daniel B. Fitzpatrick

/s/ Gerald O. Fitzpatrick
--------------------------
Gerald O. Fitzpatrick

/s/ James K. Fitzpatrick
--------------------------
James K. Fitzpatrick

/s/ Ezra H. Friedlander
--------------------------
Ezra H. Friedlander

/s/ John C. Firth
--------------------------
John C. Firth



EXHIBIT INDEX

Exhibit No.    	Title
-----------       ---------------------------------------------------
   1.             Press Release of the Company dated October 13, 2004.




                   EXHIBIT INDEX

Exhibit No.    	Title
-----------       --------------------------------------------------
   1.        	Press Release of the Company dated October 13, 2004.




EXHIBIT No. 1
-------------

FOR IMMEDIATE RELEASE

Contact:  John C. Firth
Executive Vice President and General Counsel
(574) 243-6616

         QUALITY DINING ANNOUNCES AGREEMENT IN PRINCIPLE
     FOR CEO DANIEL FITZPATRICK TO TAKE THE COMPANY PRIVATE

MISHAWAKA, Ind. (October 13, 2004) - Quality Dining, Inc. (NASDAQ/NM: QDIN) today announced that a special committee of independent directors established by its Board has approved in principle, by a vote of three to one, a transaction by which a group of five shareholders led by Company CEO Daniel B. Fitzpatrick will purchase all outstanding shares of common stock owned by the public shareholders. Under the terms of the proposed transaction, the public holders of the outstanding shares of Quality Dining would receive $3.20 per share in cash in exchange for each of their shares. The price represents an increase of $0.45 per share or 16.4% over the original proposal made by Mr. Fitzpatrick's group on June 15, 2004, a premium of 39% over the closing price of the Company's stock on that date and a premium of 9% over the closing price of the Company's common stock on October 12, 2004.

The  purchase  would take the form of a merger in  which  Quality
Dining  would  survive  as  a privately  held  corporation.   Mr.
Fitzpatrick's group owns 44.7% of the Company's outstanding shares (and 45.7% giving effect to their stock options).

The agreement in principle is subject to the negotiation and approval by the special committee and the full Board of a definitive merger agreement and to the receipt of a fairness opinion from the special committee's financial advisor. The merger agreement would contain customary conditions for a transaction of this nature, including obtaining the necessary financing for the merger, the refinancing of Quality Dining's outstanding bank debt, the approval of Quality Dining's franchisors and the approval of the shareholders of Quality Dining.

At the special meeting of shareholders to be held to vote on the transaction, the Fitzpatrick group has agreed to vote its shares of Company stock in the same proportion as the Company's public shareholders vote their shares. If the shareholders do not approve the transaction, the merger agreement will provide that the Company will reimburse the Fitzpatrick group for its reasonable out-of-pocket expenses in connection with the transaction.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares, nor is it a solicitation of a proxy to vote in connection with the transaction. For more detailed information about the proposed transaction, interested parties should read the definitive merger agreement that will be filed, once finalized, as an attachment to a Form 8-K to be filed with the Securities and Exchange Commission ("SEC"). In addition, Quality Dining plans to file with the SEC and mail to its shareholders a proxy statement containing information about the proposed transaction, in connection with a special meeting of Quality Dining's shareholders that will be held to consider and vote upon the proposed transaction. Investors and shareholders of Quality Dining are advised to read the definitive merger agreement and the proxy statement carefully when they become available because they will contain important information about the proposed transaction, the persons soliciting proxies related thereto, their interests in the proposed transaction and related matters. Investors and shareholders may obtain free copies of the proxy statement and other documents filed by Quality Dining (when available) at the SEC's website at www.sec.gov. Free copies of the proxy statement will also be available to investors and shareholders from Quality Dining by directing such requests to the attention of John C. Firth, Secretary, Quality Dining, Inc., 4220 Edison Lakes Parkway, Mishawaka, Indiana 46545, 574-271-4600.

Quality Dining, Mr. Fitzpatrick and the members of his group, and the other directors and executive officers of Quality Dining, may be deemed to be participants in the solicitation of proxies from Quality Dining's shareholders with respect to the proposed transaction. Information regarding the directors and executive officers of Quality Dining is included in Quality Dining's Form 10-K for the fiscal year ended October 26, 2003 and in its proxy statement relating to its 2004 annual meeting of shareholders. In addition, information regarding the interests of participants in the solicitation will be set forth in the proxy statement filed with the SEC in connection with the proposed transaction.

Quality Dining owns the Grady's American Grill(R), Papa Vino's Italian Kitchen(TM) and Spageddies Italian Kitchen(TM) concepts and operates Burger King(R) restaurants and Chili's Grill & Bar(R) restaurants as a franchisee. As of October 13, 2004, the Company operates 124 Burger King restaurants, 39 Chili's Grill & Bar restaurants, five Grady's American Grill restaurants, six Papa Vino's Italian Kitchen(TM) restaurants, three Spageddies Italian Kitchen restaurants and one Porterhouse Steaks and Seafood(TM) restaurant.

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that the Company will actually achieve the plans, intentions and expectations discussed in these forward-looking statements. Actual results may differ materially. Among the risks and uncertainties that could cause actual results to differ materially are the following: the availability and cost of capital to the Company; the ability of the Company to develop and operate its restaurants; the ability of the Company to sustain sales and margins in the increasingly competitive environment; the hiring, training and retention of skilled corporate and restaurant management and other restaurant personnel; the integration and assimilation of acquired concepts; the overall success of the Company's franchisors; the ability to obtain the necessary government approvals and third-party consents; changes in governmental regulations, including increases in the minimum wage; the results of pending litigation; and weather and other acts of God. The Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise. Quality Dining is not responsible for changes made to this document by wire services or Internet services.